FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2014

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents
Item
1.	CN Investor Fact Book – 2014 Update

Item 1

INVESTOR FACT BOOK
2014 Update

5634
5634

www.cn.ca

Except where otherwise indicated, all financial information reflected in this document is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP). All share and per share data presented herein reflect the impact of the November 2013 stock split.

Revenues by commodity group presented herein reflect the impact of the 2014 reclassification of Other revenues. In order to better represent rail freight and related revenues within the commodity groups and to maintain non-rail services that support CN’s rail business within Other revenues, certain other revenues were reclassified to the commodity groups within rail freight revenues. Revenues earned from trucking intermodal goods were reclassified from Other revenues to the Intermodal commodity group and services that relate to the movement of rail freight were reclassified from Other revenues to the related commodity groups. The 2011, 2012, and 2013 figures have been reclassified in order to be consistent with the 2014 presentation. This change had no impact on the Company’s previously reported results of operations as total revenues remains unchanged.

The reader is advised to read all information provided in this document in conjunction with the Company’s audited annual and unaudited interim Consolidated Financial Statements and Notes thereto as well as Management’s Discussion and Analysis filed on SEDAR and EDGAR and posted on the Company’s website (www.cn.ca).

This document contains forward-looking statements. The Company cautions that, by their nature, forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and assumptions.

2014 CN I FB UPDATE  | 1

FINANCIAL & STATISTICAL HIGHLIGHTS

FINANCIAL HIGHLIGHTS

$ in millions, except per share data, or unless otherwise indicated	2010	2011	2012	2013

Financial results
Revenues	$8,297	$9,028	$9,920	$10,575
Operating income	3,024	3,296	3,685	3,873
Adjusted net income*	1,973	2,194	2,456	2,582
Adjusted diluted earnings per share*	2.10	2.41	2.81	3.06
Weighted-average number of diluted share (millions)	940.3	908.9	875.4	846.1

Financial ratios
Operating ratio (%)	63.6	63.5	62.9	63.4
Debt-to-total capitalization (%)	35.0	38.1	38.5	37.7

Other information
Dividend per share	$0.54	$0.65	$0.75	$0.86
Net capital expenditures	1,586	1,625	1,731	1,973
Free cash flow*	1,616	1,746	1,661	1,623
* See Appendix for a reconciliation of non-GAAP measures.

2014 CN I FB UPDATE | 2

FINANCIAL & STATISTICAL HIGHLIGHTS

STATISTICAL HIGHLIGHTS

	2010	2011	2012	2013
Statistical operating data
Route miles (includes Canada and the U.S.)	20,600	20,000	20,100	20,000
Carloads (thousands)	4,696	4,873	5,059	5,190
Gross ton miles (GTMs) (millions)	341,219	357,927	383,754	401,390
Revenue ton miles (RTMs) (millions)	179,232	187,753	201,496	210,133
Employees (end of year)	22,444	23,339	23,430	23,721
Employees (average for the year)	22,055	23,079	23,466	23,705
Diesel fuel consumed (US gallons in millions)	355.7	367.7	388.7	403.7
Average fuel price ($/US gallon)	$2.64	$3.39	$3.47	$3.55
Statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available, as such certain of the 2010, 2011 and 2012 comparative statistical data and related productivity measures have been restated.

2014 CN I FB UPDATE | 3

INTERMODAL

2013 Commodity breakdown
% of revenues

58 International
42 Domestic

Carloads
in thousands

1,455 2010
1,584 2011
1,742 2012
1,875 2013

GRAIN & FERTILIZERS

2013 Commodity breakdown
% of revenues

30 Oilseeds
26 Food grain
23 Feed grain
11 Fertilizers
10 Potash

Carloads
in thousands

579 2010
592 2011
597 2012
572 2013

2013 Grain originated traffic
% of revenues

66 Canada
34 U.S.

2013 Canadian grain breakdown
% of revenues

67 Regulated
33 Non-regulated

COAL

2013 Commodity breakdown
% of revenues

84 Coal
16 Petroleum coke

Carloads
in thousands

499 2010
464 2011
435 2012
416 2013

2013 Coal originated traffic
% of revenues

59 Thermal
41 Metallurgical

2013 Coal destined traffic
% of revenues

76 Export
24 Domestic

2014 CN I FB UPDATE | 4

FOREST PRODUCTS

2013 Commodity breakdown
% of revenues

36	Lumber
34	Fibers
20	Paper
10	Panels

Carloads
in thousands

423	2010
443	2011
445	2012
446	2013

AUTOMOTIVE

2013 Commodity breakdown
% of revenues

90	Finished vehicles
10	Auto parts

Carloads
in thousands

201	2010
217	2011
222	2012
222	2013

PETROLEUM & CHEMICALS

2013 Commodity breakdown
% of revenues

42	Chemicals and plastics
28	Refined petroleum products
24	Crude and condensate
6	Sulfur

Carloads
in thousands

549	2010
560	2011
594	2012
611	2013

Crude carloads

216	2010
5,333	2011
34,077	2012
73,035	2013

2014 CN I FB UPDATE | 5

METALS & MINERALS

2013 Commodity breakdown
% of revenues

43	Minerals
39	Metals
18	Iron ore

Carloads
in thousands

990	2010
1,013	2011
1,024	2012
1,048	2013

Frac sand carloads

25,835	2010
32,583	2011
41,423	2012
57,502	2013

OTHER REVENUES

2013 Commodity breakdown
% of revenues

51	Non-rail services
49	Vessels and docks

CAPITAL EXPENDITURES

2014 Capital expenditures – estimated
% of total (including capital leases)

65	Track and roadway
16	Rolling stock
5	IT and systems
14	Other

2013 Capital expenditures
% of total (including capital leases)

69	Track and roadway
14	Rolling stock
7	IT and systems
10	Other

2012 Capital expenditures
% of total (including capital leases)

74	Track and roadway
11	Rolling stock
7	IT and systems
8	Other

Capital expenditures
$ in millions (including capital leases)

1,718	2010
1,712	2011
1,825	2012
2,017	2013
2,250	2014 Estimated

2014 CN I FB UPDATE | 6

SHAREHOLDER VALUE

Free cash flow*
$ in millions

1,616	2010
1,746	2011
1,661	2012
1,623	2013

* See Appendix for a reconciliation of non-GAAP measures.

Adjusted diluted earnings per share*
in $

2.10	2010
2.41	2011
2.81	2012
3.06	2013

* See Appendix for a reconciliation of non-GAAP measures.

Weighted-average diluted shares outstanding
in millions

940.3	2010
908.9	2011
875.4	2012
846.1	2013

Debt-to-total capitalization
in %

35.0	2010
38.1	2011
38.5	2012
37.7	2013

Annual dividend payout history
in $

0.1175	2000
0.1300	2001
0.1425	2002
0.1675	2003
0.1950	2004
0.2500	2005
0.3250	2006
0.4200	2007
0.4600	2008
0.5050	2009
0.5400	2010
0.6500	2011
0.7500	2012
0.8600	2013
1.0000	2014 Estimated

2014 CN I FB UPDATE | 7

CANADIAN NATIONAL RAILWAY COMPANY
QUARTERLY CONSOLIDATED STATEMENT OF INCOME 2011 – 2013

$ in millions, unless otherwise indicated			2011					2012					2013
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year

Revenues	$2,084	$2,260	$2,307	$2,377	$9,028	$2,346	$2,543	$2,497	$2,534	$9,920	$2,466	$2,666	$2,698	$2,745	$10,575

Operating expenses
Labor and fringe benefits	473	432	396	511	1,812	509	504	476	463	1,952	569	498	521	594	2,182
Purchased services and material	286	268	271	295	1,120	299	305	304	340	1,248	328	341	318	364	1,351
Fuel	327	353	350	382	1,412	376	379	369	400	1,524	405	402	390	422	1,619
Depreciation and amortization	218	217	218	231	884	230	230	227	237	924	235	250	241	254	980
Equipment rents	51	54	60	63	228	62	59	64	64	249	68	68	68	71	275
Casualty and other	84	62	74	56	276	77	81	72	108	338	81	65	76	73	295
Total operating expenses	1,439	1,386	1,369	1,538	5,732	1,553	1,558	1,512	1,612	6,235	1,686	1,624	1,614	1,778	6,702

Operating income	645	874	938	839	3,296	793	985	985	922	3,685	780	1,042	1,084	967	3,873
Interest expense	(86)	(85)	(85)	(85)	(341)	(86)	(86)	(84)	(86)	(342)	(89)	(88)	(89)	(91)	(357)
Other income (loss)	300	10	70	21	401	293	9	18	(5)	315	42	28	5	(2)	73

Income before income taxes	859	799	923	775	3,356	1,000	908	919	831	3,658	733	982	1,000	874	3,589

Income tax expense	(191)	(261)	(264)	(183)	(899)	(225)	(277)	(255)	(221)	(978)	(178)	(265)	(295)	(239)	(977)

Net income	$668	$538	$659	$592	$2,457	$775	$631	$664	$610	$2,680	$555	$717	$705	$635	$2,612

Operating ratio	69.0%	61.3%	59.3%	64.7%	63.5%	66.2%	61.3%	60.6%	63.6%	62.9%	68.4%	60.9%	59.8%	64.8%	63.4%

2014 CN I FB UPDATE | 8

CANADIAN NATIONAL RAILWAY COMPANY
QUARTERLY CONSOLIDATED BALANCE SHEET 2011 – 2013

$ in millions			2011				2012				2013
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Assets
Current assets
Cash and cash equivalents	$593	$175	$192	$101	$182	$345	$175	$155	$128	$87	$182	$214
Restricted cash and cash equivalents	–	467	489	499	499	472	518	521	512	497	529	448
Accounts receivable	770	825	801	820	769	833	845	831	900	876	868	815
Material and supplies	228	240	272	201	261	277	272	230	289	330	317	274
Deferred and receivable income taxes	50	50	52	122	80	47	37	43	75	34	74	137
Other	73	84	62	105	102	85	78	89	95	81	67	89
Total current assets	1,714	1,841	1,868	1,848	1,893	2,059	1,925	1,869	1,999	1,905	2,037	1,977

Properties	22,677	22,789	23,800	23,917	23,681	24,078	24,004	24,541	24,733	25,305	25,383	26,227
Intangible and other assets	821	840	899	261	299	329	349	249	260	335	377	1,959
Total assets	$25,212	$25,470	$26,567	$26,026	$25,873	$26,466	$26,278	$26,659	$26,992	$27,545	$27,797	$30,163

continued

2014 CN I FB UPDATE | 9

CANADIAN NATIONAL RAILWAY COMPANY
QUARTERLY CONSOLIDATED BALANCE SHEET 2011 – 2013	continued from page 9

$ in millions			2011				2012				2013
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and other	$1,341	$1,452	$1,565	$1,580	$1,342	$1,609	$1,631	$1,626	$1,332	$1,469	$1,499	$1,477
Current portion of long-term debt	474	530	525	135	895	784	678	577	1,466	1,322	1,488	1,021
Total current liabilities	1,815	1,982	2,090	1,715	2,237	2,393	2,309	2,203	2,798	2,791	2,987	2,498

Deferred income taxes	5,201	5,301	5,613	5,333	5,494	5,629	5,603	5,555	5,700	5,867	5,884	6,537
Pension and other postretirement benefits, net of current portion	508	510	530	1,095	569	576	553	784	659	594	589	541
Other liabilities and deferred credits	779	774	800	762	683	713	738	776	778	767	760	815
Long-term debt	5,451	5,432	5,878	6,441	5,892	5,991	5,770	6,323	5,945	6,141	6,010	6,819

Shareholders’ equity
Common shares	4,228	4,211	4,149	4,141	4,153	4,132	4,120	4,108	4,088	4,063	4,036	4,015
Accumulated other comprehensive loss	(1,736)	(1,741)	(1,647)	(2,839)	(2,834)	(2,789)	(2,803)	(3,257)	(3,187)	(3,094)	(3,080)	(1,850)
Retained earnings	8,966	9,001	9,154	9,378	9,679	9,821	9,988	10,167	10,211	10,416	10,611	10,788
Total shareholders’ equity	11,458	11,471	11,656	10,680	10,998	11,164	11,305	11,018	11,112	11,385	11,567	12,953
Total liabilities and shareholders’ equity	$25,212	$25,470	$26,567	$26,026	$25,873	$26,466	$26,278	$26,659	$26,992	$27,545	$27,797	$30,163

2014 CN I FB UPDATE | 10

CANADIAN NATIONAL RAILWAY COMPANY
QUARTERLY CONSOLIDATED STATEMENT OF CASH FLOWS 2011 – 2013

$ in millions			2011					2012					2013
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year

Operating activities
Net income	$668	$538	$659	$592	$2,457	$775	$631	$664	$610	$2,680	$555	$717	$705	$635	$2,612
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	218	217	218	231	884	230	230	227	237	924	235	250	241	254	980
Deferred income taxes	104	119	104	204	531	194	78	59	120	451	83	73	13	162	331
Gain on disposal of property	(288)	–	(60)	–	(348)	(281)	–	–	–	(281)	(40)	(29)	–	–	(69)
Changes in operating assets and liabilities:
Accounts receivable	(18)	(54)	55	(34)	(51)	44	(56)	(25)	17	(20)	(59)	39	(3)	55	32
Material and supplies	(19)	(13)	(27)	70	11	(61)	(15)	3	43	(30)	(57)	(38)	11	46	(38)
Accounts payable and other	(64)	106	60	(68)	34	(200)	290	50	(11)	129	(321)	118	57	(99)	(245)
Other current assets	(10)	3	16	(11)	(2)	(30)	19	5	(7)	(13)	(3)	14	17	(15)	13
Pensions and other, net	(92)	(17)	(38)	(393)	(540)	(546)	34	17	(285)	(780)	(72)	(81)	25	60	(68)
Net cash provided by operating activities	499	899	987	591	2,976	125	1,211	1,000	724	3,060	321	1,063	1,066	1,098	3,548

Investing activities
Property additions	(220)	(377)	(415)	(613)	(1,625)	(224)	(389)	(508)	(610)	(1,731)	(228)	(418)	(539)	(788)	(1,973)
Disposal of property	299	–	70	–	369	311	–	–	–	311	52	–	–	–	52
Change in restricted cash and cash equivalents	–	(467)	(22)	(10)	(499)	–	27	(46)	(3)	(22)	9	15	(32)	81	73
Other, net	14	3	5	4	26	2	(4)	7	16	21	6	(8)	(8)	6	(4)
Net cash provided by (used in) investing activities	93	(841)	(362)	(619)	(1,729)	89	(366)	(547)	(597)	(1,421)	(161)	(411)	(579)	(701)	(1,852)

continued

2014 CN I FB UPDATE | 11

CANADIAN NATIONAL RAILWAY COMPANY
QUARTERLY CONSOLIDATED STATEMENT OF CASH FLOWS 2011 – 2013	continued from page 11

$ in millions			2011					2012					2013
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year

Financing activities
Issuance of debt,
excluding commercial paper	–	–	–	703	703	–	–	–	493	493	505	–	210	867	1,582
Repayment of debt,
excluding commercial paper	(22)	(17)	(12)	(458)	(509)	(14)	(11)	(9)	(24)	(58)	(740)	(156)	(104)	(413)	(1,413)
Net issuance (repayment) of commercial
paper (1)	–	64	(42)	62	84	346	(158)	(99)	(171)	(82)	566	(15)	58	(341)	268
Issuance of common shares due to exercise of stock options and related excess tax benefits realized	20	31	5	21	77	54	19	24	20	117	14	9	5	3	31
Repurchase of common shares	(340)	(407)	(417)	(256)	(1,420)	(353)	(369)	(373)	(305)	(1,400)	(361)	(351)	(383)	(305)	(1,400)
Dividends paid	(149)	(147)	(145)	(144)	(585)	(165)	(163)	(163)	(161)	(652)	(183)	(182)	(180)	(179)	(724)
Net cash used in financing activities	(491)	(476)	(611)	(72)	(1,650)	(132)	(682)	(620)	(148)	(1,582)	(199)	(695)	(394)	(368)	(1,656)
Effect of foreign exchange fluctuations on US dollar-denominated cash and cash equivalents	2	–	3	9	14	(1)	–	(3)	1	(3)	12	2	2	3	19
Net increase (decrease) in cash and cash equivalents	103	(418)	17	(91)	(389)	81	163	(170)	(20)	54	(27)	(41)	95	32	59
Cash and cash equivalents, beginning of period	490	593	175	192	490	101	182	345	175	101	155	128	87	182	155
Cash and cash equivalents, end of period	$593	$175	$192	$101	$101	$182	$345	$175	$155	$155	$128	$87	$182	$214	$214
Supplemental cash flow information
Net cash receipts from customers and other	2,105	2,228	2,326	2,336	8,995	2,379	2,541	2,476	2,481	9,877	2,509	2,656	2,633	2,842	10,640
Net cash payments for:

Employee services, suppliers and other expenses	(1,271)	(1,156)	(1,124)	(1,092)	(4,643)	(1,534)	(1,233)	(1,235)	(1,239)	(5,241)	(1,672)	(1,241)	(1,256)	(1,389)	(5,558)
Interest	(87)	(75)	(87)	(80)	(329)	(110)	(76)	(89)	(89)	(364)	(90)	(84)	(85)	(85)	(344)
Personal injury and other claims	(17)	(16)	(15)	(49)	(97)	(30)	(14)	(13)	(22)	(79)	(14)	(14)	(16)	(17)	(61)
Pensions	(93)	(5)	(5)	(365)	(468)	(553)	(5)	(29)	(257)	(844)	(101)	(109)	(11)	(18)	(239)
Income taxes	(138)	(77)	(108)	(159)	(482)	(27)	(2)	(110)	(150)	(289)	(311)	(145)	(199)	(235)	(890)
Net cash provided by operating activities	$499	$899	$987	$591	$2,976	$125	$1,211	$1,000	$724	$3,060	$321	$1,063	$1,066	$1,098	$3,548

(1) Issuances and repayments of commercial paper, all of which have a maturity of less than 90 days, are presented on a net basis.

2014 CN I FB UPDATE | 12

CANADIAN NATIONAL RAILWAY COMPANY
QUARTERLY FINANCIAL & STATISTICAL DATA 2011 – 2013

			2011					2012					2013
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year

Revenues ($ in millions) (1)
Petroleum and chemicals	345	344	365	381	1,435	396	408	420	431	1,655	461	481	489	521	1,952
Metals and minerals	217	251	281	283	1,032	280	300	299	280	1,159	288	309	332	311	1,240
Forest products	302	319	327	331	1,279	331	346	338	326	1,341	338	361	365	360	1,424
Coal	145	167	169	154	635	172	191	192	176	731	170	192	191	160	713
Grain and fertilizers	412	374	342	420	1,548	403	371	374	465	1,613	408	391	363	476	1,638
Intermodal	447	515	542	526	2,030	522	597	576	566	2,261	556	610	642	621	2,429
Automotive	117	131	119	124	491	131	156	129	130	546	134	149	137	135	555
Total rail freight revenues	1,985	2,101	2,145	2,219	8,450	2,235	2,369	2,328	2,374	9,306	2,355	2,493	2,519	2,584	9,951
Other revenues	99	159	162	158	578	111	174	169	160	614	111	173	179	161	624
Total revenues	2,084	2,260	2,307	2,377	9,028	2,346	2,543	2,497	2,534	9,920	2,466	2,666	2,698	2,745	10,575

Statistical operating data
Gross ton miles (GTMs) (millions)	86,667	89,615	89,517	92,128	357,927	92,593	96,886	96,402	97,873	383,754	96,301	101,547	100,321	103,221	401,390
Revenue ton miles (RTMs) (millions)	46,153	46,683	46,761	48,156	187,753	49,049	50,324	49,999	52,124	201,496	50,576	52,702	52,188	54,667	210,133
Carloads (thousands)	1,146	1,234	1,261	1,232	4,873	1,205	1,286	1,298	1,270	5,059	1,231	1,316	1,333	1,310	5,190
Route miles
(includes Canada and the U.S.) (2)	20,400	20,500	20,500	20,000	20,000	20,000	20,000	20,000	20,100	20,100	20,100	20,000	20,000	20,000	20,000
Employees (end of period)	22,692	23,430	23,441	23,339	23,339	23,303	23,667	23,610	23,430	23,430	23,624	23,925	23,664	23,721	23,721
Employees (average during period)	22,389	23,177	23,318	23,433	23,079	23,156	23,603	23,573	23,532	23,466	23,435	23,926	23,756	23,703	23,705

Statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available, as such certain of the 2011 and 2012 comparative statistical data and related productivity measures have been restated.

(1)	Revenues by commodity groups reflect the impact of the 2014 reclassification.

(2)	Rounded to the nearest hundred miles.

continued

2014 CN I FB UPDATE | 13

CANADIAN NATIONAL RAILWAY COMPANY
QUARTERLY FINANCIAL & STATISTICAL DATA 2011 – 2013	continued from page 13

			2011					2012					2013
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year

Productivity
Rail freight revenue per RTM (cents) (1)	4.30	4.50	4.59	4.61	4.50	4.56	4.71	4.66	4.55	4.62	4.66	4.73	4.83	4.73	4.74
Rail freight revenue per carload ($) (1)	1,732	1,703	1,701	1,801	1,734	1,855	1,842	1,794	1,869	1,839	1,913	1,894	1,890	1,973	1,917
Operating expenses per GTM (cents)	1.66	1.55	1.53	1.67	1.60	1.68	1.61	1.57	1.65	1.62	1.75	1.60	1.61	1.72	1.67
Labor and fringe benefits expense per GTM (cents)	0.55	0.48	0.44	0.55	0.51	0.55	0.52	0.49	0.47	0.51	0.59	0.49	0.52	0.58	0.54

GTMs per average number of employees (thousands)	3,871	3,867	3,839	3,932	15,509	3,999	4,105	4,090	4,159	16,354	4,109	4,244	4,223	4,355	16,933

Diesel fuel consumed (US gallons in millions)	92.9	91.3	89.2	94.3	367.7	96.9	97.4	94.5	99.9	388.7	101.7	103.5	96.8	101.7	403.7
Average fuel price ($/US gallon)	3.20	3.42	3.37	3.55	3.39	3.54	3.41	3.40	3.53	3.47	3.61	3.43	3.52	3.65	3.55
GTMs per US gallon of fuel consumed	933	982	1,004	977	973	956	995	1,020	980	987	947	981	1,036	1,015	994

Safety indicators
Injury frequency rate (per 200,000 person hours) (2)	1.44	1.71	1.73	1.32	1.55	1.34	1.46	1.40	1.48	1.42	1.41	1.43	1.67	2.27	1.69
Accident rate (per million train miles) (2)	2.28	2.44	2.33	1.96	2.25	2.17	2.19	2.30	1.77	2.10	2.12	2.10	1.31	2.14	1.92

Statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available, as such certain of the 2011 and 2012 comparative statistical data and related productivity measures have been restated.

(1)	Revenues by commodity groups reflect the impact of the 2014 reclassification.

(2)	Based on Federal Railroad Administation (FRA) reporting criteria.

2014 CN I FB UPDATE | 14

CANADIAN NATIONAL RAILWAY COMPANY RECONCILIATION OF NON-GAAP MEASURES 2010 – 2013

Management believes that Adjusted net income and Adjusted diluted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of the normal day-to-day operations of the Company and could distort the analysis of trends in business performance. The exclusion of such items in the adjusted measures do not, however, imply that such items are necessarily non-recurring.

Management believes that Free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash for debt obligations and for discretionary uses such as payment of dividends and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities; adjusted for changes in restricted cash and cash equivalents and the impact of major acquisitions, if any. Free cash flow numbers for prior years have been restated for purposes of comparability.

These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. A reconciliation of the differences between these non-GAAP measures and their comparable financial measures calculated in accordance with U.S. GAAP are provided herein.

Adjusted performance measures

In millions, except per share data, or unless otherwise indicated		2010			2011
	Reported	Adjustments (1)	Adjusted	Reported	Adjustments (2)	Adjusted
Revenues	$8,297	–	$8,297	$9,028	–	$9,028
Operating expenses	5,273	–	5,273	5,732	–	5,732
Operating income	3,024	–	3,024	3,296	–	3,296
Interest expense	(360)	–	(360)	(341)	–	(341)
Other income	212	(152)	60	401	(348)	53
Income before income taxes	2,876	(152)	2,724	3,356	(348)	3,008
Income tax expense	(772)	21	(751)	(899)	85	(814)
Net income	$2,104	$(131)	$1,973	$2,457	$(263)	$2,194
Operating ratio	63.6%		63.6%	63.5%		63.5%
Diluted earnings per share	$2.24	$(0.14)	$2.10	$2.70	$(0.29)	$2.41

(1)	Adjusted to exclude a gain on sale of the Oakville subdivision, together with the rail fixtures and certain passenger agreements, of $152 million, or $131 million after-tax ($0.14 per diluted share).

(2)
Adjusted to exclude a gain on disposal of a segment of the Kingston subdivision, together with the rail fixtures and certain passenger agreements, of $288 million, or $254 million after-tax ($0.28 per diluted share); a gain on disposal of substantially all of the assets of IC RailMarine Terminal Company of $60 million, or $38 million after-tax ($0.04 per diluted share); a net deferred income tax expense of $40 million ($0.04 per diluted share) resulting from the enactment of state corporate income tax rate changes and other legislated state tax revisions; and an income tax recovery of $11 million ($0.01 per diluted share) relating to certain fuel costs attributed to various wholly owned subsidiaries in prior periods.

continued

2014 CN I FB UPDATE | 15

CANADIAN NATIONAL RAILWAY COMPANY RECONCILIATION OF NON-GAAP MEASURES 2010 – 2013	continued from page 15

Adjusted performance measures

In millions, except per share data, or unless otherwise indicated		2012			2013
	Reported	Adjustments (1)	Adjusted	Reported	Adjustments (2)	Adjusted
Revenues	$9,920	–	$9,920	$10,575	–	$10,575
Operating expenses	6,235	–	6,235	6,702	–	6,702
Operating income	3,685	–	3,685	3,873	–	3,873
Interest expense	(342)	–	(342)	(357)	–	(357)
Other income	315	(281)	34	73	(69)	4
Income before income taxes	3,658	(281)	3,377	3,589	(69)	3,520
Income tax expense	(978)	57	(921)	(977)	39	(938)
Net income	$2,680	$(224)	$2,456	$2,612	$(30)	$2,582
Operating ratio	62.9%		62.9%	63.4%		63.4%
Diluted earnings per share	$3.06	$(0.25)	$2.81	$3.09	$(0.03)	$3.06

(1)
Adjusted to exclude a gain on disposal of a segment of the Bala and a segment of the Oakville subdivisions, together with the rail fixtures and certain passenger agreements, of $281 million, or $252 million after-tax ($0.28 per diluted share); and a net income tax expense of $28 million ($0.03 per diluted share) consisting of a $35 million income tax expense resulting from the enactment of higher provincial corporate income tax rates that was partly offset by a $7 million income tax recovery resulting from the recapitalization of a foreign investment.

(2)
Adjusted to exclude a gain on disposal of a segment of the Oakville subdivision, together with the rail fixtures and certain passenger agreements, of $40 million, or $36 million after-tax ($0.04 per diluted share); a gain on exchange of perpetual railroad operating easements including the track and roadway assets on specific rail lines, of $29 million, or $18 million after-tax ($0.02 per diluted share); and an income tax expense of $24 million ($0.03 per diluted share) resulting from the enactment of higher provincial corporate income tax rates.

2014 CN I FB UPDATE | 16

CANADIAN NATIONAL RAILWAY COMPANY RECONCILIATION OF NON-GAAP MEASURES 2010 – 2013

Free cash flow

$ in millions	2010	2011	2012	2013
Net cash provided by operating activities	$2,999	$2,976	$3,060	$3,548
Net cash used in investing activities	(1,383)	(1,729)	(1,421)	(1,852)
Net cash provided before financing activities	$1,616	$1,247	$1,639	$1,696
Adjustment:
Change in restricted cash and cash equivalents	–	499	22	(73)
Free cash flow	$1,616	$1,746	$1,661	$1,623

2014 CN I FB UPDATE | 17

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5634

CN

INVESTOR FACT BOOK
2014 Update

INVESTOR RELATIONS

Janet Drysdale
Vice-President, Investor Relations
Telephone: 514-399-0052

Paul Butcher
Manager, Investor Relations
Telephone: 514-399-4654

Fax: 514-399-5985
Email: investor.relations@cn.ca

MAILING ADDRESS
CN Investor Relations
935 de La Gauchetière St. W.
Floor 16
Montreal, Que. H3B 2M9

WWW.CN.CA/EN/INVESTORS

www.cn.ca

JUNE 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: June 25, 2014	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel